Mail Stop 3561

December 8, 2009

Via Fax & U.S. Mail

Mr. Jeff M. Framer
Chief Financial Officer
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

     Re: Image Entertainment, Inc.
            Form 10-K for the year ended March 31, 2009
            Filed June 29, 2009
            File No. 000-11071

Dear Mr. Framer:

We have reviewed your response letter dated November 19, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

Balance Sheets

1. We note that your accounts receivable balance has increased from March 31, 2009 to September 30, 2009, however your allowance for doubtful accounts has decreased and a benefit of $1.4 million was recognized in the allowance for doubtful accounts for the six months ended September 30, 2009. Please explain to us why you were able to recognize a benefit to the allowance for doubtful accounts during 2009 and why you believe that the accounts receivable balance is appropriately recorded at September 30, 2009.

Note 9. Long-Term Debt

2. We note your disclosure that the difference in the fair value of the derivatives, impacted by the amendment, at July 30, 2009 (immediately prior to the amendment) and the fair value at July 30, 2009 (immediately after the amendment) resulted in a gain on extinguishment of $1,018,000. Please explain to us the nature of the differences in the derivatives before and after the amendment and tell us the reason that a gain was recognized. As part of your response, please explain to us the assumptions used to fair value the derivatives both before and after the amendment. Also, please tell us how the embedded derivative liability balance of $1,104,000 at September 30, 2009 was calculated or determined.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or Michelle Lacko at (202) 551-3240 if you have questions regarding legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(818) 407-9151